UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC
(Translation of registrant's name into English)

B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

EXPLANATORY NOTE

Caledonia Mining Corporation Plc (the “Company”) filed a Form 6-K on May 17, 2023 (the “Original 6-K”). The Company is filing this Amendment No. 1 for the sole purpose of filing the second part of the Bilboes Gold Project Feasibility Study as it was too large to be filed with the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: May 17, 2023	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit Number	Description
99.1	Technical report (NI 43-101)
99.2	Certificate of qualified person (NI 43-101)
99.3	Certificate of qualified person (NI 43-101)
99.4	Certificate of qualified person (NI 43-101)
99.5	Certificate of qualified person (NI 43-101)
99.6	Certificate of qualified person (NI 43-101)